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October 26, 2007

VIA EDGAR CORRESPONDENCE

Kathleen Krebs
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Omnicom Group Inc. Definitive 14A filed April 23, 2007 File No. 001-10551

Dear Ms. Krebs:

        On behalf of Omnicom Group Inc. (the “Company”), we are responding to your letter dated September 27, 2007 with respect to the above-referenced filing. Pursuant to my telephone conversation with you on October 26, 2007, the Company hereby confirms its expectation that, on or about December 14, 2007, it will provide the Staff of the Division of Corporation Finance with the Company’s response to the Staff’s comments.

        If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Sapna Mehta at (202) 637-1080.

Very truly yours, /s/ Joel H. Trotter Joel H. Trotter of LATHAM & WATKINS LLP

cc:	John D. Wren, President & CEO Omnicom Group Inc.

Michael O’Brien, General Counsel Omnicom Group Inc.